February 13, 2025

Kim Thompson
President
Kraig Biocraft Laboratories, Inc.
2723 South State Street
Suite 150
Ann Arbor, Michigan 48104

        Re: Kraig Biocraft Laboratories, Inc.
            Registration Statement on Form S-1
            Filed February 7, 2025
            File No. 333-284773
Dear Kim Thompson:

       This is to advise you that we have not reviewed and will not review your registration statement.

        Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Robert Augustin at 202-551-8483 with any questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Industrial
Applications and
                                                           Services
cc:   Louis Taubman